Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARE
(in thousands except per share data)

Average common shares used in computing earnings (loss) per common and common equivalent share were as follows:

	Three months ended December 31,
	2010	2009
Average common shares issued	4,200	4,200
Effect of dilutive options	-	-
Average common shares held in treasury	(171)	(171)
Total	4,029	4,029
Net earnings (loss) to common stockholders	$411	$(1,237)

Basic and diluted earnings (loss) per common share	$0.10	$(0.31)